June 18, 2013

VIA EDGAR

W. John Cash
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Lowe’s Companies, Inc.
Form 10-K for Fiscal Year Ended February 1, 2013
Filed April 2, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2013
File No. 1-7898

Dear Mr. Cash:

This will confirm Kevin Stertzel’s telephone conversation with Hannah H. Kim, Esq. of Lowe’s Companies, Inc., a North Carolina corporation (the “Company”), on June 17, 2013. The Company received a comment letter from the United States Securities and Exchange Commission (the “Commission”), dated June 13, 2013, regarding the above-referenced filings. The Company will respond by June 28, 2013 to the Commission's comment letter.

The Company requested an extension so that it may consult with the appropriate advisors and properly respond to the comments set forth in the Commission’s comment letter.

Please contact Ms. Kim at (704) 758-4191 should you have any questions.

Sincerely,

LOWE’S COMPANIES, INC.

By:    /s/ Robert F. Hull

Name:  Robert F. Hull
Title: Chief Financial Officer